SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
F O R M   6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2009
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR RELEASE, July 23, 2009

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Ronan O’Caoimh	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: ronan.ocaoimh@trinitybiotech.com
Trinity Biotech Announces Second Quarter 2009 Financial Results
EPS Increases to $0.14 from $0.07
Revenues Decrease 5.7% on a Constant Currency Basis
DUBLIN, Ireland (July 23, 2009)... Trinity Biotech plc (NasdaqGS: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended June 30, 2009.
On a constant currency basis, revenues for the quarter decreased to $32.3 million from $34.3 million, compared to the same period last year, representing a difference of 5.7%. Point-of-Care revenues increased substantially, growing by 50%, largely driven by increased HIV sales in the key markets of Africa and the USA. This was offset by a 13% decrease in Clinical Laboratory revenues, primarily attributable to a fall in haemostasis revenues in advance of the launch of Destiny Max and lower Fitzgerald revenues.
Revenues for the three months by key product area were as follows :

		2008
	2008	Quarter 2	2009	% Increase/
	Quarter 2	Adjusted*	Quarter 2	(decrease)
	US$'000	US$'000	US$'000

Total Clinical Laboratory	32,260	30,329	26,394	(13.0%)
Point-of-Care	4,036	3,938	5,908	50%
Total	36,296	34,267	32,302	(5.7%)

*	Revenues for the second quarter of 2008 have been adjusted to reflect exchange rates prevailing in the second quarter of 2009
Gross profit for the quarter amounted to $14.7 million representing a gross margin of approximately 46% which is an improvement of 0.9% over the same period in 2008. Research and Development expenses amounted to $1.8m, representing a decrease of 8%. SG&A expenses have fallen by 24% from $11.8 million in the second quarter of 2008 to $9.0 million in the current quarter. This continues the trend of lower indirect costs due to the impact of the cost saving measures, lower depreciation and amortization charges and more favourable exchange rates. The tax charge for the quarter was $0.5 million representing an effective tax rate of 14.0%.
Operating profit for the quarter amounted to $3.8 million, which represents an increase of 66% over the second quarter of 2008. Net income for the quarter has doubled to $3.0 million, or $0.14 per share (ADR) from $1.5 million, or $0.07 per share (ADR) versus the second quarter of 2008.

During the quarter, the Company generated more than $4 million of cash from operations and free cash flow of more than $2.2 million thus accounting for the increase in cash from $2.6m at the end of the first quarter of 2009 to $4.8m at the end of this quarter.
Ronan O’Caoimh, CEO, commented, “We are pleased with the results this quarter. Whilst revenues have fallen by 5.7% when compared to quarter 2, 2008, this was in line with our expectations. This was largely attributable to a decline in our haemostasis revenues which we had anticipated in advance of Destiny Max being launched. On the other hand, we have continued to see particularly strong growth in our point-of-care revenues, which have increased by 50% quarter on quarter. Also, when compared with quarter 1 2009, this quarter’s revenues have grown by 2.7%.
From a profitability perspective I am particularly pleased to announce a profit of $3 million for the quarter, the first time this has been achieved in the history of the Company.
Since quarter end we have achieved two key milestones. We obtained FDA approval for our Destiny Max analyzer and have now commenced our US market launch. The USA represents our largest haemostasis market and this represents a major step forward for us. Also since quarter end, following the successful completion of independent clinical trials, we have made our CLIA submission for Tri-stat, our new HbA1c point-of-care device.”
Commenting on the results, Kevin Tansley, Chief Financial Officer, said “Quarter 2 represents another strong quarter for Trinity Biotech. We have seen our profits double when compared with the equivalent quarter last year. With an EPS of $0.14 cent this quarter, this brings our year to date EPS to $0.26 cent, which is considerably ahead of analyst expectations. We also had a strong quarter from a cash generation perspective which reflects the focus that we have placed on cost control.”
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and blood coagulation disorders, and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
(US$000's except share data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	32,302	36,296	63,408	70,548

Cost of sales (excluding service costs)	(16,306)	(18,387)	(31,729)	(35,273)

Gross profit (excluding service costs)	15,996	17,909	31,679	35,275
Gross profit % (excluding service costs)	49.5%	49.3%	50.0%	50.0%

Cost of sales — instrument servicing costs	(1,256)	(1,674)	(2,626)	(3,277)
Gross profit (including service costs)	14,740	16,235	29,053	31,998
Gross profit % (including service costs)	45.6%	44.7%	45.8%	45.4%

Other operating income	68	99	272	188

Research & development expenses	(1,781)	(1,938)	(3,557)	(3,784)
Selling, general and administrative expenses	(9,011)	(11,848)	(18,612)	(23,884)
Indirect share based payments	(175)	(235)	(273)	(426)

Operating profit	3,841	2,313	6,883	4,092

Financial income	3	28	4	38
Financial expenses	(351)	(552)	(640)	(1,227)

Net financing costs	(348)	(524)	(636)	(1,189)

Profit before tax	3,493	1,789	6,247	2,903

Income tax expense	(488)	(280)	(738)	(345)

Profit for the period	3,005	1,509	5,509	2,558

Earnings per ADR (US cents)	14.4	7.3	26.4	12.9

Diluted earnings per ADR (US cents)	14.4	7.3	26.4	12.9

Weighted average no. of ADR’s used in	20,856,868	20,634,975	20,855,638	19,837,083
Computing earnings per ADR.
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	June	March	December
	30,2009	31,2009	31, 2008
	US$ '000	US$ '000	US$ '000
	(unaudited)	(unaudited)	(audited)

ASSETS
Non-current assets
Property, plant and equipment	11,908	11,489	11,836
Goodwill and intangible assets	41,029	39,750	38,544
Deferred tax assets	3,099	2,879	3,051
Other assets	661	773	877

Total non-current assets	56,697	54,891	54,308

Current assets
Inventories	41,667	40,984	42,317
Trade and other receivables	27,385	25,950	27,418
Derivative Financial Instruments	344	—	—
Income tax receivable	329	324	282
Cash and cash equivalents	4,791	2,589	5,184

Total current assets	74,516	69,847	75,201

TOTAL ASSETS	131,213	124,738	129,509

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,072	1,070	1,070
Share premium	160,031	159,854	159,864
Accumulated deficit	(93,698)	(96,881)	(99,493)
Translation reserve	(108)	(1,109)	(9)
Other reserves	4,822	4,488	4,473

Total equity	72,119	67,422	65,905

Current liabilities
Interest-bearing loans and borrowings	13,943	13,835	12,656
Income tax payable	35	54	5
Trade and other payables	19,279	18,677	22,969
Derivative Financial Instruments	—	13	27
Provisions	50	50	50

Total current liabilities	33,307	32,629	35,707

Non-current liabilities
Interest-bearing loans and borrowings	20,609	20,251	23,465
Other payables	59	59	59
Deferred tax liabilities	5,119	4,377	4,373

Total non-current liabilities	25,787	24,687	27,897

TOTAL LIABILITIES	59,094	57,316	63,604

TOTAL EQUITY AND LIABILITIES	131,213	124,738	129,509

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	US$ '000	US$ '000	US$ '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash and cash equivalents at beginning of period	2,589	3,075	5,184	8,700

Operating cash flows before changes in working capital	4,928	4,603	9,009	8,514
Changes in Working Capital	(707)	(712)	(2,476)	(2,778)

Cash generated from operations	4,221	3,891	6,533	5,736
Net Interest and Income taxes paid	(133)	(901)	(393)	(1,565)
Capital Expenditure (Net)	(1,886)	(3,638)	(4,387)	(6,261)
Deferred consideration to acquire subsidiaries and businesses	—	(2,802)	—	(2,802)
Proceeds from Issue of shares (Net)	—	6,621	—	6,621
Repayment of bank debt	—	—	(2,146)	(4,183)

Cash and cash equivalents at end of period	4,791	6,246	4,791	6,246

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: August 6, 2009